SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 1)

Commvault Systems, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

204166102
(CUSIP Number)

Elliott Associates, L.P.

c/o Elliott Management Corporation

40 West 57th Street

New York, NY 10019

with a copy to:

Eleazer Klein, Esq.
Marc Weingarten, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204166102	Schedule 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Elliott Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,067,706 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,067,706 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,067,706 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON PN

(1) Includes 395,707 shares of Common Stock underlying Physical Derivative Agreements.

CUSIP No. 204166102	Schedule 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Elliott International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,268,878 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,268,878 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,268,878 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON PN

(1) Includes 840,877 shares of Common Stock underlying Physical Derivative Agreements.

CUSIP No. 204166102	Schedule 13D/A	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON Elliott International Capital Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,268,878 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,268,878 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,268,878 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON CO

(1) Includes 840,877 shares of Common Stock underlying Physical Derivative Agreements.

CUSIP No. 204166102	Schedule 13D/A	Page 5 of 6 Pages

The following constitutes Amendment No.1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On April 30, 2018, the Reporting Persons entered into a cooperation agreement with the Issuer (the "Cooperation Agreement"), pursuant to which the Issuer has agreed that, as soon as practicable but in no event later than 30 calendar days prior to the Issuer's 2018 annual meeting of stockholders (the "2018 Annual Meeting"), the Issuer shall appoint two new independent directors (the "New Directors") who, subject to the consent of the Board and to customary eligibility conditions, will have been identified by the Reporting Persons to serve as members of Board. The Issuer has also agreed under the Cooperation Agreement to take the necessary steps to form an Operations Committee that will include the New Directors and to form a CEO Search Committee that will include at least one of the New Directors who will be selected by the Reporting Persons. In addition, under the Cooperation Agreement, the Reporting Persons have customary replacement rights with respect to the New Directors with any such replacement to be selected in the same manner as the New Directors are to be selected.

The Cooperation Agreement also provides for customary standstill provisions during a standstill period (the "Restricted Period"), which is set to terminate the earlier of: (i) the 30th day prior to the last day of the time period, established by the Issuer's Amended and Restated Bylaws, for stockholders to deliver notice to the Issuer of director nominations to be brought before the Issuer's 2019 annual meeting of stockholders and (ii) such earlier time as provided for under Section 9 of the Cooperation Agreement.

The Cooperation Agreement provides that, so long as the New Directors are appointed to the Board prior to the date of the 2018 Annual Meeting, the Reporting Persons will vote their Common Stock at the 2018 Annual Meeting in favor of the Issuer's nominees and otherwise in accordance with the Board's recommendation on any proposal not related to an extraordinary transaction. In connection with the Cooperation Agreement, the Reporting Persons have agreed to withdraw their nomination letter previously delivered to the Issuer.

The foregoing summary of the Cooperation Agreement is not complete and is qualified in its entirety by the full text of the Cooperation Agreement, which is included as Exhibit 99.3 hereto and is incorporated herein by reference.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6.

Item 7.	EXHIBITS

Exhibit	Description

Exhibit 99.3	Cooperation Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on May 1, 2018).

CUSIP No. 204166102	Schedule 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: May 1, 2018

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President